Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-190038

Pricing Term Sheet

Issuer:	Barclays Bank PLC

Expected Issue Ratings[1]:	A2 (Moody’s) / A (S&P) / A (Fitch)

Status:	Senior / Unsecured / Unsubordinated

Legal Format:	SEC registered

Principal Amount:	USD 750,000,000

Trade Date:	February 12, 2014

Settlement Date:	February 20, 2014 (T+5)

Maturity Date:	February 17, 2017

Coupon:	3-month USD LIBOR + 58bps

Interest Payment Dates:	Quarterly in arrear on February 17, May 17, August 17 and November 17 in each year, commencing on May 17, 2014 and ending on the Maturity Date

Coupon Calculation:	Actual/360, Modified Following, adjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowedgement:	Yes (see section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement dated February 12, 2014 (the “Preliminary Prospectus Supplement”))

Benchmark:	3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01)

Margin:	+58bps

Underwriting Discount:	0.225%

Net Proceeds:	USD 748,312,500

Issue Price:	100%

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	BB&T Capital Markets, BMO Capital Markets Corp., Scotia Capital (USA) Inc., Capital One Securities, Inc., CIBC World Markets Corp., HSBC Securities (USA) Inc., Morgan Stanley & Co. International plc, nabSecurities, LLC, SMBC Nikko Capital Markets Limited, Standard Chartered Bank, TD Securities (USA), U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-8 of the Preliminary Prospectus Supplement

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ISIN/CUSIP:	US06739FHU84 / 06739F HU8

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-190038) and to be issued pursuant to the Senior Debt Indenture dated September 16, 2004 between the Issuer and The Bank of New York Mellon, as trustee (the “Indenture”)

Listing:	Not listed

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

Description of Floating Rate Notes

Interest will be payable on the Floating Rate Notes quarterly in arrear, on February 17, May 17, August 17 and November 17 in each year, commencing on May 17, 2014, to the person in whose name such note is registered at the close of business on the business day immediately preceding the applicable date on which interest will be paid (or, if the Floating Rate Notes are held in definitive form, the 15th business day preceding the applicable date on which interest will be paid). The Floating Rate Notes will bear interest from (and including) February 20, 2014 to (but excluding) May 17, 2014, at a rate per annum equal to the initial interest rate and thereafter at an interest rate that will be reset as described below to a rate per annum equal to LIBOR (as defined below) plus 0.58% per annum. The initial interest rate will be equal to LIBOR plus 0.58% per annum as determined by the calculation agent as described below.

If any interest payment date, other than the maturity date, for the Floating Rate Notes would fall on a day that is not a business day, the interest payment date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. If the maturity date for the Floating Rate Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest will accrue after such maturity date. For the Floating Rate Notes, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

The rate of interest on the Floating Rate Notes will be reset quarterly on February 17, May 17, August 17 and November 17 in each year, commencing on May 17, 2014 (each, an “interest reset date”); provided that the interest rate in effect from (and including) February 20, 2014 to (but excluding) the first interest reset date will be the initial interest rate. If any interest reset date would fall on a day that is not a business day, the interest reset date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

The calculation agent for the Floating Rate Notes is The Bank of New York Mellon, acting through its London branch, or its successor appointed by the Issuer (the “calculation agent”). The calculation agent will determine the initial interest rate for the Floating Rate Notes by reference to LIBOR on the second London banking day preceding the issue date and the interest rate for each succeeding interest reset period by reference to LIBOR on the second London banking day preceding the applicable interest reset date (each an “interest determination date”). Promptly upon such determination, the calculation agent will notify the Issuer and the trustee (if the calculation agent is not the trustee) of the new interest rate. Upon the request of the holder of any Floating Rate Note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1) With respect to any interest determination date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related interest reset date that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that interest determination date. If no such rate appears, then LIBOR, in respect of that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2) With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the calculation agent (in consultation with the Issuer no less than 20 calendar days prior to the relevant interest determination date), to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the interest determination date by three major banks in The City of New York (which may include affiliates of the underwriters) selected by the calculation agent (in consultation with the Issuer no less than 20 calendar days prior to the relevant interest determination date) for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the interest determination date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the interest determination date will be LIBOR in effect with respect to the immediately preceding interest determination date.

“Reuters Page LIBOR01” means the display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or any successor service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

The day count fraction will be Actual/360.

All percentages resulting from any calculation of any interest rate for the Floating Rate Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

All calculations made by the calculation agent for the purposes of calculating interest on the Floating Rate Notes shall be conclusive and binding on the holders of the Floating Rate Notes, the issuer and the trustee, absent manifest error.

Additional considerations related to LIBOR – Changes in the method pursuant to which LIBOR are determined may adversely affect the value of your notes.

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to the calculation of the London Interbank Offered Rate, or LIBOR, across a range of maturities and currencies, and certain financial institutions that were member banks surveyed by the British Bankers’ Association (the “BBA”) in setting daily LIBOR, including Barclays Bank PLC, have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the U.K. Financial Services Authority in order to resolve the investigations. In addition, in September 2012, the U.K. government published the results of its review of LIBOR, commonly referred to as the “Wheatley Review.” The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates, new regulatory oversight and enforcement mechanisms for rate-setting and the corroboration of LIBOR, as far as possible, by transactional data. Based on the Wheatley Review, on March 25, 2013, final rules for the regulation and supervision of LIBOR by the U.K. Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited has been appointed as the independent LIBOR administrator, effective February 1, 2014. It is not possible to predict the further effect of the FCA Rules, any changes in the methods pursuant to which LIBOR rates are determined or any other reforms to LIBOR that may be enacted in the U.K., the European Union (the “EU”) and elsewhere, each of which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, ICE Benchmark Administration Limited, the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. Changes in the methods pursuant to which other benchmark rates are determined, including some for which Barclays Bank PLC contributes to the rate setting process, and other reforms to such benchmark rates are also being contemplated in the EU and other jurisdictions, and any such changes and reforms could result in a sudden or prolonged increase or decrease in the reported values of such other benchmark rates. If such changes and reforms were to be implemented and to the extent that the value of the notes is affected by reported LIBOR, the level of interest payments and the value of the notes may be affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations and other proposed reforms will continue to be adopted and the timing of such changes may adversely affect the current trading market for your notes and the value of your notes.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847.